October 22, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds
Angela Halac
Jamie Kessel
David Link
Erin Wilson

Re:	ExamWorks Group, Inc. (the “Registrant”)
Registration Statement on Form S-1
Registration File No. 333-168831

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 13, 2010 and October 21, 2010, 6,499 copies of the Preliminary Prospectus dated October 13, 2010 and supplemented on October 21, 2010 were distributed as follows: 4,458 to prospective underwriters; 1,936 to institutional investors; 86 to prospective dealers; and 19 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Washington, D.C. time on Wednesday, October 27, 2010, or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO., CREDIT SUISSE SECURITIES (USA) LLC As representatives of the Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steven Schwartz
Name: Steven Schwartz
Title: Managing Director

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